Exhibit 12.1

Simon Property Group, L.P. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	For the Three Months Ended March 31,		For the Year Ended December 31,
	2008	2007	2007	2006	2005	2004
Earnings:
Pre-tax income from continuing operations	$126,898	$145,351	$650,380	$730,453	$473,557	$466,128

Add:
Pre-tax income (loss) from 50% or greater than 50% owned unconsolidated entities	(7,548)	10,851	(9,061)	45,313	49,939	46,124

Minority interest in income of majority owned subsidiaries	2,284	2,910	13,936	11,524	13,743	9,687

Distributed income from less than 50% owned unconsolidated entities	13,387	12,751	51,594	53,000	66,165	45,909

Amortization of capitalized interest	1,054	5	2,462	5,027	2,772	2,525

Fixed Charges	307,640	258,025	1,196,718	958,818	904,324	748,643
Less:
Income from unconsolidated entities	(7,141)	(21,773)	(38,120)	(110,819)	(81,807)	(81,113)

Interest capitalization	(8,481)	(9,415)	(37,270)	(34,073)	(15,502)	(15,546)

Earnings	$428,093	$398,705	$1,830,638	$1,659,243	$1,413,191	$1,222,357

Fixed Charges:
Portion of rents representative of the interest factor	2,282	2,361	9,032	9,052	8,869	7,077

Interest on indebtedness (including amortization of debt expense)	296,877	246,249	1,150,416	915,693	879,953	726,020

Interest capitalized	8,481	9,415	37,270	34,073	15,502	15,546

Fixed Charges	$307,640	$258,025	$1,196,718	$958,818	$904,324	$748,643

Ratio of Earnings to Fixed Charges	1.39x	1.55x	1.53x	1.73x	1.56x	1.63x

For purposes of calculating the ratio of earnings to fixed charges, "earnings" have been computed by adding fixed charges, excluding capitalized interest, to pre-tax income from continuing operations including income from minority interests and our share of pre-tax income from 50%, or greater than 50%, owned unconsolidated entities which have fixed charges, and including distributed operating income from less than 50% owned unconsolidated joint ventures instead of income from the less than 50% owned unconsolidated joint ventures. There are generally no restrictions on our ability to receive distributions from our joint ventures where no preference in favor of the other owners of the joint venture exists. "Fixed charges" consist of interest costs, whether expensed or capitalized, the interest component of rental expenses, preferred distributions, and amortization of debt issue costs.